

ARCH INSURANCE COMPANY

(A Missouri Corporation)

Dennis Heaton
Northeast Region - One Liberty
29th Floor
New York, NY 10006
(646) 563-5869

Binder of Insurance

Policy Number:	ICB9300004-00
Binder Period:	September 22, 2014 to December 21, 2014 or "Policy Issuance"
Agent / Broker Contact:	Noby Powell
Agent / Broker Firm:	WILLIS OF MARYLAND, INC.
Agent / Broker Address:	225 SCHILLING CIRCLE SUITE 150 HUNT VALLEY, MD 21030
Insured:	ALPHA ARCHITECT ETF TRUST
Insured Address:	213 FOXCROFT ROAD BROOMALL, PA 19008
Insurer:	Arch Insurance Company (the Company) Admitted Policy
Coverage:	Primary – Management Liability as outlined in table below
Policy Form Title:	INVESTMENT COMPANY BLANKET BOND
Policy Form Number:	00 ICB0005 00 08 11
Policy Period:	Inception Date: September 22, 2014 Expiration Date: September 22, 2015 (12:01 A.M. Standard time at the address of the Insured shown above)

		Total Premium	$1,000.00
		Additional Taxes, Fees and Surcharges	$0.00
COVERAGE	**LIMIT**	**RETENTION**	**GROSS PREMIUM**
Fidelity			$1,000
Employee Theft	$250,000	$25,000	
Forgery	$250,000	$25,000	
Securities	$250,000	$25,000	
Inside the premises	$250,000	$25,000	
Outside the Premises	$250,000	$25,000	
Currency Fraud	$250,000	$25,000	
Charge Card Fraud	$0	$0	
Investigation Costs	$50,000	$5,000	
Computer Restoration Costs	$0	$0	
Investment Company Bond	$250,000	$25,000	

Taxes, Fees and Surcharges: Any applicable Taxes, Fees and Surcharges are in addition to the Total Premium shown above.

Commission Percentage: 15.00%

Coverage for Certified Acts of Terrorism: Elected

Forms / Endorsements:

Form Number	Form Title
05 ICB0002 00 08 11	INVESTMENT COMPANY BLANKET BOND
05 ML0002 00 01 13	SIGNATURE PAGE (ARCH INSURANCE)
00 ML0012 00 09 04	SCHEDULE OF FORMS AND ENDORSEMENTS
00 ICB0006 00 08 11	AUTOMATIC FUND COVERAGE
00 ML0065 00 06 07	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
00 MLT0027 00 01 08	TERRORISM COVERAGE DISCLOSURE NOTICE
00 MLT0038 00 01 14	ADDENDUM TO TERRORISM COVERAGE DISCLOSURE NOTICE
00 MLE0005 00 01 14	NOTICE TO POLICYHOLDERS POTENTIAL CHANGE OF TERRORISM COVERAGE (RELATING TO DISPOSITION OF FEDERAL TERRORISM RISK INSURANCE ACT)

ERP Options:	Additional Period:	1 year(s)
	Additional Premium:	150.00%

Term: 1 Year
Premium %: 150

Other Terms and Conditions: Pending and Prior Date -09/22/2014

Policy Issuance Subjectivities: None

Material Change in Risk: Prior to the effective date of this policy, we should be immediately notified of any material change relevant to this binder (including, without limitation, claim and potential claim information). If such material change occurs, we may modify or withdraw this binder.

General Disclaimer: Any preceding binder issued by the Company is void in its entirety as of its inception date and replaced by this binder.

Signature: *Dennis Heaton*

Dennis Heaton

Invoice Information

Gross Premium:	$1,000.00
Commission:	$150.00
Net Premium:	$850.00
Taxes, Fees & Surcharges:	$0.00
Total Due to Arch:	$850.00

Invoice Disclaimer: Payment of premium is due within 30 days of the effective date of this binder. Should premium not be received by the date due, this binder will be cancelled as of its effective date.

Payment Remittance: **Arch Insurance Company**
Bank of America
Arch Insurance Company
P.O. Box 504248
St Louis, MO 63150-4248

For Incoming Wire Transfers:
Bank of America
Routing/Transit (ABA) Number (wire only): 026-009-593
Routing/Transit (ABA) Number (ACH only): 011-200-365
Account Number: 0080239467

TERRORISM COVERAGE DISCLOSURE NOTICE

TERRORISM COVERAGE PROVIDED UNDER THIS POLICY

The Terrorism Risk Insurance Act of 2002 and amendments thereto (collectively referred to as the "Act") established a program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. An act of terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism **that is certified under the federal program** as an act of terrorism. The policy's other provisions will still apply to such an act. Your decision is needed on this question: do you choose to pay the premium for terrorism coverage stated in this offer of coverage, or do you reject the offer of coverage and not pay the premium? You may accept or reject this offer.

If your policy provides commercial property coverage, in certain states, statutes or regulations may require coverage for fire following an act of terrorism. In those states, if terrorism results in fire, we will pay for the loss or damage caused by that fire, subject to all applicable policy provisions including the Limit of Insurance on the affected property. Such coverage for fire applies only to direct loss or damage by fire to Covered Property. Therefore, for example, the coverage does not apply to insurance provided under Business Income and/or Extra Expense coverage forms or endorsements that apply to those coverage forms, or to Legal Liability coverage forms or Leasehold Interest coverage forms.

Your premium <u>will</u> include the additional premium for terrorism as stated in the section of this Notice titled DISCLOSURE OF PREMIUM.

<u>DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES</u>
The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. **The federal share equals 85% of that portion of the amount of such insured losses that exceeds the applicable insurer deductible during Program Year 2008 and each Program Year thereafter through 2014.**

<u>DISCLOSURE OF CAP ON ANNUAL LIABILITY</u>
If the aggregate insured terrorism losses of all insurers exceed $100,000,000,000 during any Program Year provided in the Act, the Secretary of the Treasury shall not make any payments for any portion of the amount of such losses that exceed $100,000,000,000, and if we have met our insurer deductible, we shall not be liable for the payment of any portion of such losses that exceeds $100,000,000,000.

<u>DISCLOSURE OF PREMIUM</u>
Your premium for terrorism coverage is: $0.00
(This charge/amount is applied to obtain the final premium.)
You may choose to reject the offer by signing the statement below and returning it to us. Your policy will be changed to exclude the described coverage. If you chose to accept this offer, this form does not have to be returned.

<u>REJECTION STATEMENT</u>

> I hereby decline to purchase coverage for certified acts of terrorism. I understand that an exclusion of certain terrorism losses will be made part of this policy.

_____
Policyholder/Legal Representative/Applicant's Signature

ALPHA ARCHITECT ETF TRUST
Named Insured

_____
Print Name of Policyholder/Legal Representative /Applicant

Arch Insurance Company
Insurance Company

Date: _____

Policy Number: ICB 9300004-00

ADDENDUM TO TERRORISM COVERAGE DISCLOSURE NOTICE

Excluded Lines of Insurance

If your policy contains insurance for fidelity, burglary and theft, commercial auto, medical malpractice or professional liability (other than director and officers liability insurance), the **TERRORISM COVERAGE DISCLOSURE NOTICE** does not apply to such lines of insurance because they are excluded from the federal Terrorism Risk Insurance Act Program. The term "Program" means the Terrorism Insurance Program established by the Terrorism Risk Insurance Act of 2002 as amended and extended by the Terrorism Risk Insurance Program Reauthorization Act of 2007.

Potential Terrorism Risk Insurance Act Program Change

For lines of insurance subject to the Program, the Program will terminate at the end of December 31, 2014 unless renewed, extended, or replaced by the federal government. Your policy will become effective (or will be renewed) while the Program is still in effect, but prior to a decision by the federal government on extension of the Program. Since the timetable for any further United States Government action is unknown at this time, we continue to offer the terrorism coverage described in the second paragraph of the **TERRORISM COVERAGE DISCLOSURE NOTICE** for the period of time from your policy inception until 12/31/2014.

If the Program is renewed, extended or replaced during the term of your policy with the requirement that we make terrorism available, the treatment of terrorism under your policy will continue to be applicable subject to all the terms, definitions, exclusions, and conditions of your policy unless we are required to make insurance coverage for terrorism subject to provisions or requirements that differ from those that apply under this policy.

If the Program terminates, or is renewed, extended or replaced during the term of your policy without a requirement that we make terrorism available, the treatment of terrorism under your policy may change and a conditional terrorism endorsement may be effective.

Terrorism Premium Impact

If you are charged Terrorism Premium for the period through 12/31/2014 and the Program is renewed, extended or replaced during the term of your policy and we are required to continue to offer terrorism coverage, we will calculate the premium for such period of time from January 1, 2015 until the Expiration date of your policy and provide you with notice and charge additional premium which will be due as specified in the notice.

If you are charged Terrorism Premium for the period up to the Expiration of your policy and the Program terminates, or is renewed, extended or replaced with certain changes, during the term of your policy, then your acceptance of the offer of the terrorism coverage described in the second paragraph of the **TERRORISM COVERAGE DISCLOSURE NOTICE** will only be effective up to December 31, 2014 and the treatment of terrorism thereafter under your policy may change. Unless similar Terrorism Coverage continues to be provided for such period of time from January 1, 2015 until the Expiration date of your policy, any unearned premium for terrorism coverage no longer applicable under your policy will be returned.

If the Program is renewed, extended or replaced during the term of your policy and we are required to continue to offer terrorism coverage but the level or terms of the Program change to the extent that our premium may not be appropriate, we may recalculate the premium and provide you with notice and charge additional premium which will be due as specified in the notice.

Approval of Fidelity Bond

RESOLVED, that the form, terms and provisions of the Trust's fidelity bond (the "Fidelity Bond") issued by Arch Insurance Company in the amount of $250,000 for a term ending September 22, 2015, in substantially the form presented at this Meeting, with such changes as the officers of the Trust, with the advice of counsel to the Trust, deem necessary or appropriate, such changes to be conclusively evidenced by the Fidelity Bond as executed by such officers, be, and it hereby is, approved by the entire Board and by a separate vote of a majority of the Independent Trustees; and

FURTHER RESOLVED, that subject to the terms of the Fidelity Bond, from time to time the amount of the bond may be increased during its term to an amount at least equal to the minimum amount (but not substantially in excess of that amount) set forth in the table contained in paragraph (d) of Rule 17g-1 under the 1940 Act, with other terms of the bond remaining substantially the same, and the Board acknowledges that this approval constitutes advance notice of these increases required to be given to the Board; and

FURTHER RESOLVED, that the officers of the Trust are authorized to pay the premium payable with respect to such Fidelity Bond in accordance with the recommendation presented at this Meeting; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered, and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the forgoing resolutions.

Alpha Architect ETF Trust

Rule 17g-1(g)(1)

A premium of $1,000 has been paid for $250,000 of Fidelity Bond coverage. The Fidelity Bond Policy covers the period September 22, 2014 to September 22, 2015.